Exhibit 21.1

Name	Ownership	State of Incorporation

Blue Earth Energy Management, Inc.	100% owned	Nevada
Castrovilla, Inc.	100% owned	California
Blue Earth Tech, Inc.	100% owned	Nevada
Blue Earth Finance, Inc.	100% owned	Nevada
Xnergy, Inc.	100% owned	California
ecoLegacy, LLC	100% owned	California
Blue Earth Energy Management Services Inc.	100% owned	Nevada
HVAC Controls and Specialties Inc.	100% owned	Idaho
Blue Earth Energy Partners, LLC	100% owned	Nevada